UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

CHECK ONE):/X/Form 10-KSB//Form 20-F//Form 11-K//Form 10-Q//Form N-SAR

                   For Period Ended:  April 30, 2001
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                  /   /  Transition Report on Form 10-K
                  /   /  Transition Report on Form 20-F
                  /   /  Transition Report on Form 11-K
                  /   /  Transition Report on Form 10-Q
                  /   /  Transition Report on form N-SAR
                     For the Transition Period Ended:
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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  -- REGISTRANT INFORMATION

     Tri-National Development Corp.

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Full Name of Registrant

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

     480 Camino Del Rio South, Suite # 140

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City, State and Zip Code

     San Diego, California 92108

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed.

(check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12B-25 (c) has been attached, if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 28, 2001, Tri-National Development Corp. (the "Company") entered into agreements with Senior Care Industries, Inc., a publicly-listed Nevada corporation ("Senior Care"), to sell certain real estate assets of the Company for a combination of cash, assumed debt and convertible preferred stock. Senior Care claims the purchase of the assets became effective on April 30, 2001.

Subsequently, on May 22, 2001, Senior Care Industries, Inc. filed an initial Form TO-T with the U.S. Securities and Exchange Commission making and elaborating an offer to buy up to 51% of the outstanding common stock of Tri-National Development Corp. (OTC BB:TNAV). Said Form is incorporated by reference herein. The stock of both companies is traded on the Over the Counter Bulletin Board.

The Company has spent an enormous amount of accounting and legal resources on the negotiation and compilation of the contracts for the sale of the above referenced real estate assets to Senior Care and the review of the subsequent Form TO. This has resulted in the Company requiring additional time to complete the audit for the year ending April 30, 2001, and the filing of the Company's year end financial statements on Form 10K-SB.


The Company expects to file the audited financial statements for the year ending April 30, 2001 no later than August 14, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jason  A. Sunstein          (619)  718-6370
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         (Name)              (Area code and telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 80 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/X/Yes     /  /No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?    /  /Yes    /X/No

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                        Tri-National Development
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              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 27, 2001               By:  /s/
                                   Michael A. Sunstein,
                                   Chairman/President/CEO